SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Petrobras starts commercial production at Sapinhoá field, in pre-salt of Santos Basin

Rio de Janeiro, January 7, 2013 – Petróleo Brasileiro S.A. – Petrobras announces that with the start up of platform Cidade de São Paulo, on January 5th, it has initiated the commercial production of Sapinhoá field, located in block BM-S-9, in the pre-salt of Santos Basin.  This field has started its production ahead of schedule, as the start up date considered in Petrobras 2012-2016 Business Plan was January, 13th.

Cidade de São Paulo is a FPSO platform (Floating, Production, Storage and Offloading). It is anchored at a water depth of 2,140 meters, 310 km off the coast, and is capable of processing 120,000 barrels of oil and 5 million m3 of gas per day. Well 1-SPS-55, the first one to be interconnected to the platform, can produce over 25,000 barrels of oil per day. Its production, however, will be restricted to 15,000 barrels of oil per day, until the commissioning of natural gas processing and reinjection systems, expected to last 90 days, is concluded. The produced oil, which is of intermediate density (30º API) and high quality, will be transported through tankers.

The gas not used for reinjection will be transported through the Sapinhoá-Lula-Mexilhão Gas Pipeline to the Monteiro Lobato Gas Treatment Unit (UTGCA), located in Caraguatatuba, on the coast of São Paulo state. Another 10 wells (five production and five injection) will be interconnected to the platform in the upcoming months. A peak production of 120,000 barrels of oil per day is expected for the first half of 2014.

Sapinhoá field is one of the biggest oil fields in Brazil, with a total recoverable volume estimated at 2.1bn barrels of oil equivalent (boe), and goes into commercial production 4 and a half years after its discovery in July/2008.

The Sapinhoá Field Development Plan also sets out a second platform: FPSO Cidade de Ilhabela, whose hull is in the conversion phase, and will have capacity for 150,000 barrels of oil per day and 6 million m3/day of gas. It is expected to go on stream in the second half of 2014.

Block BM-S-9 is operated by Petrobras (45%), in partnership with BG E&P Brasil Ltda (30%) and Repsol Sinopec Brasil S.A. (25%).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.